As filed with the Securities and Exchange Commission on June 2, 1999
                                                      Registration No. 333-63563
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------


                               INSILCO HOLDING CO.
             (exact name of registrant as specified in its charter)

            Delaware                                      06-1158291
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                     Identification Number)

                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 Kenneth H. Koch
                       Vice President and General Counsel
                               Insilco Holding Co.
                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             -----------------------

                                   Copies to:
                            Richard D. Truesdell, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                             -----------------------


     Approximate date of commencement of proposed sale to public: From time to time following the effectiveness of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                    SUBJECT TO COMPLETION, DATED JUNE 2, 1999

PROSPECTUS
Issued June __, 1999

                               INSILCO HOLDING CO.

                                  COMMON STOCK
                        WARRANTS TO PURCHASE COMMON STOCK
                           PAY-IN-KIND PREFERRED STOCK
                             ----------------------

     This prospectus relates to (a) the resale of 69,000 warrants to purchase shares of our common stock, par value $.001 per share, by certain holders named elsewhere in this prospectus or in an accompanying supplement to this prospectus, (b) the issuance of up to 22,423 shares of our common stock upon exercise of such warrants to persons who have purchased warrants under the immediately preceding clause (a), (c) resales of 63,692 shares of our common stock held by certain stockholders named elsewhere in this prospectus or in an accompanying supplement to this prospectus and up to 110,453 shares of our common stock that have been received or may be received upon exercise of warrants by persons other than those mentioned in the immediately preceding clause (b) and (d) resales of 2,923,413 shares (represents 1,400,000 shares currently outstanding and 1,523,413 shares that may be issued in lieu of cash dividend payments prior to August 1, 2003) of Pay-in-kind 15% Senior Exchangeable Preferred Stock due 2010 held by certain funds affiliated with DLJ Merchant Banking Partners II, L.P. We refer to any of the warrants, shares of preferred stock and such shares of common stock that are existing or may be issued upon the exercise of the warrants, collectively as offered securities elsewhere in this document.

     We will not receive any proceeds from the sale of the offered securities by the selling holders, other than payment of the exercise price of the warrants. The warrants and the shares of preferred stock were issued and shares issued upon the exercise of warrants have been or will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. The offered securities are being registered pursuant to registration rights granted in connection with the private placement of the warrants and the preferred stock and the issuance of the existing shares in connection with the mergers described elsewhere in this prospectus.

     For a more detailed description of the warrants, see "Description of Warrants" beginning on page 21.

     For a more detailed description of our capital stock, see "Description of Capital Stock" beginning on page 24.

     We have agreed to bear certain expenses in connection with the registration and sale of the offered securities being offered by the warrantholders and selling stockholders.

     Our common stock is traded in the over-the-counter market under the symbol "INSL." On April 28, 1999, the last sale price for our common stock in the over-the-counter market was $23.65 per share.

     See "Risk Factors" beginning on page 8 hereof for certain information that should be considered by you.

                             -----------------------


     Neither the Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                             -----------------------
                                TABLE OF CONTENTS
                             -----------------------


                                                                     Page
                                                                     -----

Summary.................................................................3
Risk Factors............................................................8
Use of Proceeds........................................................14
Management.............................................................14
Security Ownership of Certain Beneficial Owners and Management.........15
Warrantholders And Selling Stockholders................................17
Description of Warrants................................................21
Description of Capital Stock...........................................24
Plan of Distribution...................................................27
Legal Matters..........................................................27
Experts................................................................27


                             -----------------------

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below (SEC File No. 000- 24813).

     (i) Our Annual Report on Form 10-K for the year ended December 31, 1998, as amended by our Annual Report on Form 10-K/A filed with the SEC on April 30, 1999

     (ii) Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Corporate Secretary
                               Insilco Holding Co.
                              425 Metro Place North
                               Dublin, Ohio 43017

                                     SUMMARY

     This section summarizes the more detailed information in this prospectus and you should read all of such information carefully and in its entirety. Because various entities discussed in this prospectus have similar sounding names, we refer to ourselves as "Holdings," "we," "us," "the company" or "our company," and we refer to Insilco Corporation, our wholly-owned subsidiary as "Insilco." For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."


                                   THE COMPANY

Overview

     We produce automotive, telecommunications and electronics components, and are a leading specialty publisher of student yearbooks.

     We report our financial results in three segments:

     o    the Automotive Components Segment, which manufactures

          o    transmission components and assemblies and

          o heat exchangers (such as radiators and air conditioning condensers) and heat exchanger tubing;

      o   the Technologies Segment, which manufactures

          o high performance data-grade connectors for the telecommunications and networking markets,

          o cable and wire assemblies primarily for the telecommunications market, and

          o precision metal stampings and power transformers primarily for the electronics market.

     o Specialty Publishing, which produces student yearbooks and other specialty books.

     Our portfolio of businesses serves several market segments, which we believe tends to minimize the effects of cyclicality and diversify business risk from any one market. Our broad base of more than 17,000 customers includes automotive and non-automotive original equipment manufacturers ("OEMs"), telecommunications, networking and electronics companies and school yearbook departments nationwide.

   The Automotive Components Segment:

     Our automotive components segment consists of:

          o Thermal Components which produces aluminum-and copper-based heat exchanger tubing for automotive OEMs and Tier 1 suppliers, and also manufactures radiators, air conditioning condensers and other heat exchangers for automotive and industrial applications.

          o Steel Parts which is the leading supplier of automatic transmission clutch plates to Ford and produces other stamped components for OEMs and Tier 1 suppliers.

          o Thermalex, a joint venture owned equally by us and Mitsubishi Aluminum Co., Ltd., which is, we believe, the nation's leading producer of precision extruded multi-port aluminum heat exchanger tubing used in automotive air-conditioning condensers.

   The Technologies Segment

     Our technologies segment generally focuses on niche products which are designed for specific customer applications and seeks to supply all or a substantial portion of its customers' requirements. The segment has four operating units:

     o Escod Industries, a supplier of cable and wire assemblies to the telecommunications market, including Northern Telecom and Siemens Telecom Network;

     o Stewart Connector, a producer of high performance data-grade connectors for the computer networking and telecommunications markets;

     o Stewart Stamping and EFI are producers of highly customized precision stamped metal parts, primarily for the electronics industry; and

     o Signal Transformer, a producer of 50-60 Hz power transformers used in a variety of products.

   Specialty Publishing

     Taylor Publishing Company is one of the nation's leading publishers of student yearbooks. We believe that Taylor was the first major yearbook publisher to make extensive use of digital pre-press technology (permitting cutting, pasting, and rescaling of text and graphics on a computer) as opposed to the more widely used pre-press process which involves manual cutting, pasting and rescaling. We believe that we use digital pre-press technology more extensively than our competitors, and that this technology offers yearbook departments superior quality and greater flexibility in altering page design. The student yearbook business is not very cyclical, has low customer turnover and many of the sales are pre-paid.

   Other

     o Romac, which produces stainless steel tubing for marine, architectural, industrial and automotive applications.

     o McKenica, which manufactures high speed welded tube mills and other machinery and equipment for the heat exchanger market.

Business Strategy

     We seek sales growth through internal growth and acquisitions. In addition, we seek to improve operating margins through cost reduction programs and an ongoing process of efficiency improvements. Our strategy includes the following:

   Focus on Niche Markets

   Develop New Products and Applications

   Increase Value-Added Content

   Implement Cost Reduction Programs and Efficiency Improvements

   Expand Strategic Acquisitions and Partnerships; Divestitures

     For more complete information on our business strategies, you should read the section called "Business--Business Strategies."

Recent Developments

     The Mergers. On August 17, 1998, we formed a wholly owned subsidiary which was then merged with and into Insilco (which we call the "Reorganization Merger"). In the merger, each of Insilco existing stockholders had his or her shares converted into the same number of our shares and the right to receive $0.01 per share in cash, and we became Insilco's corporate parent. Promptly following the Reorganization Merger, a second merger took place pursuant to which Silkworm Acquisition Corporation, an affiliate of DLJ Merchant Banking Partners II, L.P., merged with and into us (which we call the "Merger," and together with the Reorganization Merger, the "Mergers") and each share of our common stock was converted into the right to receive $43.47 in cash and retain
0.03378 of a share of our common stock. Thus, as a result of the Mergers, each of Insilco's existing stockholders:

          -- received $43.48 in cash (consisting of $.01 received in the Reorganization Merger and $43.47 received in the Merger) and

          --    retained 0.03378 of a share of our common stock.

     In conjunction with the Mergers, DLJ Merchant Banking Partners II, L.P. and certain related funds and entities (which we call the "DLJMB Funds") purchased 1,400,000 shares of our 15% Senior Exchangeable Preferred Stock due 2012 (the "PIK Preferred Stock"), and warrants to purchase 65,603 shares of our common stock at an exercise price of $0.01 per share.

     As a result of those transactions, following the Mergers,

     o Insilco stockholders received, in the aggregate, approximately 10.1% (9.4% on a fully diluted basis) of the outstanding shares of our common stock;

     o the DLJMB Funds held approximately 69.0% (69.8% on a fully diluted basis) of the outstanding shares of our common stock;

     o 399 Venture Partners, Inc., an affiliate of Citibank, N.A. ("CVC"), purchased shares of Silkworm which in the Merger were converted into approximately 19.3% (17.8% on a fully diluted basis) of the outstanding shares of our common stock; and

     o Insilco's management purchased approximately 1.7% (1.5% on a fully diluted basis) of the outstanding shares of our common stock.

     Immediately before the Reorganization Merger, each outstanding option to acquire shares of Insilco's common stock that had been granted to Insilco's employees and directors, whether or not vested, was canceled and each holder of an option received a cash payment (collectively, the "Option Cash Payments") in an amount equal to:

          the excess, if any, of $45.00 over the exercise price of the option multiplied by the number of shares subject to the option, less applicable withholding taxes. Certain option holders elected to use the Option Cash Payments to purchase our stock or equity units.

     The Merger Financing. The cash required to consummate the foregoing transactions was approximately $204.4 million. This amount was financed with

     o approximately $70.2 million from the issuance by Silkworm of units (which were converted into our units in the Merger), each unit consisting of $1,000 principal amount of our 14% Senior Discount Notes due 2008 and one warrant to purchase 0.325 of a share of our common stock at an exercise price of $0.01 per share,

     o approximately $56.1 million from the issuance by Silkworm to the DLJMB Funds, CVC and certain members of our management of 1,245,138 shares of Silkworm common stock (which was converted into our common stock in the Merger),

     o $35.0 million from the issuance to the DLJMB Funds of 1,400,000 shares of the PIK Preferred Stock by Holdings and the DLJMB Warrants to purchase 65,603 shares of our common stock at an exercise price of $0.01 per share, and

     o approximately $43.1 million of new borrowings under our then existing bank credit facility.

     Offer to Purchase. Because the Mergers caused a "change in control" of Insilco, we were required to make an offer to purchase all of our outstanding $150.0 million 101/4% Senior Subordinated Notes due 2007 at 101% of their aggregate principal amount, plus accrued interest. We issued 12% Senior Subordinated Notes due 2007 as units together with warrants to purchase our common stock and used the proceeds, together with certain borrowings under our new bank credit facility, to repurchase all of the 101/4% notes.

     New Credit Facility. On November 24, 1998, we entered into a new credit facility with a group of lenders led by DLJ Capital Funding Inc. to replace our existing credit facility. The new credit facility includes a $125 million term loan facility and a $175 million revolving credit facility (subject to adjustment as described below). The term loan facility has a maturity of seven years. The revolving credit facility will terminate on July 8, 2003. See "Description of Certain Indebtedness--New Credit Facility."

     Insilco Unit Offering. On November 2, 1998, Insilco commenced an offering of 120,000 units consisting of $120,000,000 in aggregate principal amount of its 12% Senior Subordinated Notes due 2007 and warrants to purchase 62,400 shares of our common stock, to partly fund the repurchase of $150,000,000 in aggregate principal amount of its outstanding 10 1/4% notes. This repurchase is required under the terms of the indenture relating to the 10 1/4% notes following the consummation of the Mergers. The offering of the 12% notes, together with the repurchase of the 10 1/4% notes pursuant to an offer to purchase, and the borrowings under the new credit facility are referred to as the "Refinancing."

     Acquisitions. We recently acquired Eyelets for Industry, Inc. (EFI) and its wholly owned subsidiary EFI Metal Forming Inc. and are currently in negotiations with respect to another potential acquisition. Neither the EFI acquisition, nor the other potential acquisition, if consummated, is material to our financial position.

     Jostens Litigation. On January 14, 1997, Taylor sued one of its principal competitors in the yearbook business, Jostens, Inc., in the U.S. District Court for the Eastern District of Texas, alleging violations of the federal antitrust laws as well as various claims arising under state law. On May 13, 1998, the jury in the case returned a verdict in favor of Taylor, and, on June 12, 1998, the judge rendered his judgment in the amount of $25.2 million plus interest at an annual rate of 5.434%. On January 14, 1999, in response to a motion by Jostens, the judge entered an order vacating the jury verdict and granting judgment in Jostens' favor. We will seek to overturn the order and reinstate the jury verdict on appeal. We cannot assure you what the actual amount is, if any, that Taylor will recover from Jostens.

                             -----------------------


     Our principal executive offices are located at 425 Metro Place North, Fifth Floor, Dublin, Ohio 43017, and our telephone number is (614) 792-0468.

                                  RISK FACTORS

     You should carefully consider the specific risk factors set forth below.

Limitations on Access to Cash Flow of Subsidiaries; Holding Company Structure

     We are a holding company, and our ability to make dividend payments in respect of our common stock is dependent upon the receipt of dividends or other distributions from our direct and indirect subsidiaries. We do not have, and may not in the future have, any assets other than all of the shares of common stock of Insilco, our operating subsidiary, which are pledged to secure the obligations of Insilco under the new credit facility. Insilco and its subsidiaries are parties to the new credit facility and Insilco is party to the indentures governing the 10 1/4% notes and the 12% notes, each of which imposes substantial restrictions on Insilco's ability to pay dividends or make other distributions to us. Any payment of dividends or other distributions will be subject to the satisfaction of certain financial conditions set forth in such indenture and is subject to certain prohibitions contained in the new credit facility. The ability of Insilco and its subsidiaries to comply with such conditions or prohibitions may be affected by events that are beyond our control. If the maturity of the 10 1/4% notes, the 12% notes or the loans under the new credit facility were to be accelerated, all such outstanding debt would be required to be paid in full before Insilco or its subsidiaries would be permitted to distribute any assets or cash to us. There can be no assurance that our assets would be sufficient to repay all of such outstanding debt and to meet our obligations under the indenture. In addition, under Delaware law, a company is permitted to pay dividends or make other distributions on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend or distribution is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In determining Insilco's ability to pay dividends or make other distributions to us, Delaware law will permit the Board of Directors of Insilco to revalue its assets and liabilities from time to time to their fair market values in determining surplus. We cannot predict what the value of Insilco's or its other subsidiaries' assets or the amount of their liabilities will be in the future and, accordingly, there can be no assurance that we will be able to receive dividends from Insilco in order to make any dividend payments in respect of out common stock.

Substantial Leverage; Liquidity

   Leverage

     In connection with the Merger and Merger Financing, we incurred significant indebtedness. As of March 31, 1999, we had: (i) total consolidated indebtedness of approximately $410.2 million; and (ii) $76.5 million of additional revolving borrowings available under the new credit facility, subject to customary conditions. In addition, subject to the restrictions in the new credit facility and the indenture relating to our 14% discount notes and Insilco's 10 1/4% and 12% notes, we may incur significant additional indebtedness, which may be secured, from time to time.

     The level of our indebtedness could have important consequences, including:

     o limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of our cash flow from operations must be dedicated to debt service;

     o limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

     o limiting our flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and

     o exposing us to risks inherent in interest rate fluctuations because certain of our borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   Conditions that may impact our ability to repay our Debt

     Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

      We anticipate that our operating cash flow, together with money we can borrow under our new credit facility, will be sufficient to meet anticipated future operating expenses, capital expenditures and to service debt as it becomes due. However, if our future operating cash flows are less than currently anticipated we may be forced, in order to meet our debt service obligations, to reduce or delay acquisitions or capital expenditures, sell assets or reduce operating expenses. If we were still unable to meet our debt service obligations, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. There can be no assurance that we will be able to accomplish that on satisfactory terms, if at all.

     In addition, subject to the restrictions and limitations contained in our debt agreements, we may incur significant additional indebtedness to finance future acquisitions, which could adversely affect our operating cash flows and our ability to service indebtedness.

Restrictive Covenants

     The indenture governing our public debt (and Insilco's public debt) contain various covenants that limit our ability to engage in certain transactions. These covenants limit our and certain of our subsidiaries' ability to:

     o    borrow and to place liens on assets

     o    pay dividends or make certain other restricted payments

     o    enter into certain transactions with affiliates; or

     o merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or the assets of Insilco.

     In addition, our new credit facility contains other and more restrictive covenants and prohibits us from prepaying our other indebtedness. Our new credit facility also requires us to maintain specified financial ratios and satisfy certain other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under our new credit facility and/or our 14% notes or Insilco's 12% or 10 1/4% notes. Upon the occurrence of an event of default under our new credit facility, the lenders could elect to declare all amounts outstanding under our new credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than assets of our foreign subsidiaries, as security under our new credit facility.

Customer Concentration; Absence of Long-Term Contracts

     A significant portion of our sales are made to a relatively small group of major customers. In 1998, sales to Ford represented approximately 9% of our net sales and sales to a group of our nine next largest customers represented approximately 22% of net sales.

     Our reliance on these major customers exposes us to

     o the risk of changes in the business condition of our major customers and

     o the risk that the loss of a major customer could adversely affect Insilco's results of operations.

     While we have supplied Ford for 40 years, Ford is not contractually bound to purchase supplies from us in the future. Thus, our relationship with Ford is subject to termination at any time. If we were to lose Ford as a customer, our results of operations would be adversely affected.

Cyclical Markets

     A substantial portion of our revenues derive from sales to markets that have been historically, and are likely to continue to be, cyclical. For example, our Automotive Components Segment, which accounted for approximately 40% of our net sales and 46% of operating income for the year ended December 31, 1998, primarily serves the automobile OEM market and the automobile parts aftermarket through the manufacture of automotive heat exchangers and related tubing, and automatic transmission and suspension components. (For the year ended December 31, 1998, however, approximately 17% and 36% of the Automotive Components Segment's net sales were attributable to the automotive aftermarket and non-automotive OEMs, respectively.) The automobile industry has experienced recessionary or slow growth conditions for substantial periods in the past and may experience recessionary conditions in the future. Any substantial weakening of the automobile industry would have an adverse effect on our results of operations.

Seasonality; Production Disruption

     In certain of our businesses in which there is high customer concentration or high production seasonality, we would be exposed to potentially significant revenue losses if we (or our customers) were to experience substantial disruption in production. With the continued emphasis on reductions in component inventories and "just-in-time" deliveries, especially in the automotive industry, any disruption in our production or by our major customers, through work stoppages or otherwise, could have an immediate and adverse effect on our results of operations.

     Additionally, a portion of our revenues and operating income are exposed to the seasonality of the yearbook production cycle. A majority of the annual revenues of Taylor are recognized in our second quarter. Any disruption during the peak production period (April to June) through work stoppages, loss of production facilities or otherwise, has caused and could in the future cause lost revenues or delay revenue recognition in the year in which it occurred or increase expenses and adversely affect future years' contract renewals.

Competition

     The businesses in which we are engaged are highly competitive and in some cases highly fragmented, with many small manufacturers. In some of our businesses, especially the data grade connector business and the heat exchanger business, we compete with entities having significantly more resources. In certain other businesses we compete with entities that have a greater share of the relevant market and lower costs. As competition increases, profit margins on some of our significant business lines could decrease, and in the more fragmented markets consolidation could occur, resulting in the creation of larger and financially stronger competitors.

     We believe that, to remain competitive and maintain or increase profitability, we must pursue a strategy focusing on growth and product innovation. However, our competitors can be expected to continue to seek their own growth, to improve the design and performance of their products, to reduce costs of existing competitive products and to introduce new products with competitive price and performance characteristics. Although we believe that, with respect to most of our businesses, we have certain technological, manufacturing and other advantages over our competitors, maintaining these advantages will require continued investment in research and development, sales and marketing, productivity improvements and information systems. We cannot assure you that we will have sufficient resources to continue to make such investments, that such investments will be successful or that we will be able to maintain our existing competitive advantages.

Technology and the Development of New Products

     The markets for many of our products, particularly the data grade connector products, are characterized by technological change, evolving industry standards, product customization and frequent new product introductions, which may render existing or proposed products noncompetitive or obsolete.

     Many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Moreover, many of our customers use our products and proprietary technologies as components of other products which they manufacture or assemble, which may become uncompetitive or obsolete.

     Although we work closely with our customers to stay informed with respect to product development, we cannot assure you that any of the products we are currently developing or those to be developed in the future, will be completed in any particular time frame or that our or our customers' products or proprietary technologies will not become uncompetitive or obsolete.

Acquisition Growth Strategy; Management and Funding of Growth

     We have historically pursued an acquisition strategy and recently completed an acquisition of a precision stamping company that specializes in "deep drawn" components for the electronics, automotive and consumer markets. We are currently in negotiations with respect to another potential acquisition as part of our ongoing strategy to promote growth. See "Summary--Recent Developments." There are various risks associated with pursuing a growth strategy of this nature.

     o Any future growth will require us to manage our expanding domestic and international operations, integrate new businesses and adapt our operational and financial systems to respond to changes in our business environment, while maintaining a competitive cost structure.

     o The acquisition strategy will continue to place demands on our management to improve our operational, financial and management information systems, to develop further the management skills of our managers and supervisors, and to continue to retain, train, motivate and effectively manage our employees.

Our failure to manage growth effectively could have a material adverse effect on us. We also cannot assure you that suitable acquisition candidates will be available or that acquisitions can be completed on reasonable terms.

     Additionally, our ability to maintain and increase our revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on our ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth. We cannot assure you that we will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of our new credit facility, the indenture and any future indebtedness) to fund our future growth.

Environmental Matters

     Our operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters and have incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters.

     Certain properties now or previously owned by us are undergoing remediation. Liability under environmental laws may be imposed on current and prior owners of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. As an owner and operator of those properties, we may be required to incur costs relating to the remediation, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources.

     We have also in the past and may in the future be named a potentially responsible party ("PRP") at off-site third-party disposal sites to which our businesses have sent waste.

     We believe, based on current information, that any costs we may incur relating to environmental matters will not have a material adverse effect on our business, financial condition or result of operations. We cannot assure you, however, that we will not incur significant fines, penalties or other liabilities associated with noncompliance or clean-up liabilities or that future events, such as changes in laws or the interpretation thereof, the development of new facts or the failure of other PRPs to pay their share, will not cause us to incur additional costs that could have a material adverse effect on our business, financial condition or results of operations. See "Business--Environmental Regulation and Proceedings."

Dependence on Key Personnel

     Our success depends to a significant extent upon the services of our senior management and other management in our various businesses. We could be adversely affected if any of these persons were unwilling or unable to continue in our employ.

Risks Associated with Foreign Operations; Exchange Rate Fluctuations

     Our products are manufactured and assembled at facilities in the United States, the Dominican Republic, Germany, Ireland, the United Kingdom and Mexico and sold in many foreign countries. In 1998, approximately 9% of our net sales and costs of goods sold occurred outside the United States and Canada. International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the impositions of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and exchange rate risk. We cannot assure you that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

Control by Principal Shareholders

     Approximately 69.0% of the outstanding shares of our common stock is held by the DLJMB Funds. As a result of their stock ownership, the DLJMB Funds control us and (subject to any agreement they may have with CVC as described in "Description of Capital Stock--Other Stockholder Arrangements") have the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of common stock, including adopting amendments to the certificate of incorporation and approving acquisitions or sales of all or substantially all of our assets.

     The general partners of each of the DLJMB Funds are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."). DLJ Capital Funding, Inc., which is an agent and lender under our new credit facility, and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") are also affiliates of DLJ, Inc.

     Circumstances may occur in which the interests of such principal shareholders could be in conflict with your interests. In addition, such shareholders may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in Insilco, even though such transactions may involve risks to the holders of the notes.

Limited Liquidity of Common Stock

     Our common stock trades only on the over-the counter market. Although trade prices are published by the National Association of Securities Dealers, Inc. periodically in the "pink sheets," quotes for such shares will likely not be readily available. As a result, purchasers may experience difficulty selling any of our common stock received upon the exercise of the warrants.

Holdings Capital Structure; Absence of Dividends

     We have not paid dividends to date on our common stock and do not anticipate paying any cash dividends on our common stock in the forseeable future. We are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the indentures governing our public debt and the new credit facility restrict the ability of our subsidiaries to make distributions to us and, consequently, also restrict our ability to pay dividends on our common stock, and the terms of our PIK Preferred Stock also restrict our ability to pay such dividends. Holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

Year 2000

     Many existing computer programs utilized globally use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results after the century date changes on January 1, 2000 or when otherwise dealing with dates later than December 31, 1999. We have implemented a comprehensive "Year 2000" compliance program and believe that our internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements.

     The costs incurred to implement our Year 2000 compliance program have been immaterial to date and we presently expect to incur less than $1.0 million of costs in total.

     However, we are uncertain as to the extent our customers and vendors may be affected by Year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses Moreover, Year 2000 issues present a number of risks that are beyond our reasonable control, such as:

     o    the failure of utility companies to deliver electricity,

     o the failure of telecommunications companies to provide voice and data services,

     o the failure of financial institutions to process transactions and transfer funds,

     o the failure of vendors to deliver materials or perform services required by the us and

     o the collateral effects on us of the effects of Year 2000 issues on the economy in general or on the our customers in particular.

     Although we believe that our Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to our reasonable control, there can be no assurance that our efforts in this regard will be fully effective or that Year 2000 issues will not have a material adverse effect on our business, financial condition or results of operations.

                                 USE OF PROCEEDS

     All of the offered securities offered hereby are being sold by the warrantholders and the selling stockholders. We will not receive any of the proceeds from the sale of the offered securities, other than upon the exercise of the warrants. We will pay certain expenses relating to the registration and sale of the offered securities, estimated to be approximately $56,500.


                                   MANAGEMENT

     The following table sets forth the name, age and position of each person who is a director or executive officer of Insilco.


Name                         Age                  Position
----                         ---                  --------
Robert L. Smialek.........   55    Chairman of the Board, President and Chief
                                   Executive Officer
David A. Kauer............   43    Vice President and Chief Financial Officer
Kenneth H. Koch...........   43    Vice President, General Counsel and Secretary
Leslie G. Jacobs..........   48    Vice President, Human Resources and Assistant
                                   Secretary
Michael R. Elia...........   40    Vice President and Controller
Thompson Dean.............   40    Director
William F. Dawson, Jr.....   34    Director
David Y. Howe.............   34    Director
Randall E. Curran.........   43    Director
Keith Palumbo.............   34    Director
John F. Fort III..........   57    Director

     Robert L. Smialek has served as Chairman of the Board, President and Chief Executive Officer of Insilco since May 1, 1993. From October 1992 to May 1993, Mr. Smialek served as the President and Chief Operating Officer of the Temperature and Appliance Controls Group of Siebe plc, a global controls and engineering firm. From September 1990 to October 1992, Mr. Smialek served as President and Chief Operating Officer of Ranco, Inc., a subsidiary of Siebe, Inc. Mr. Smialek is a director of General Cable Corporation and Gleason Corporation.

     David A. Kauer has been Vice President and Chief Financial Officer since May 1998, Vice President and Treasurer from April 1997 to May 1998 and Treasurer from September 1993 to April 1997. Previously, Mr. Kauer was the Controller and Treasurer of Johnson Yokogawa Corporation (a joint venture of Yokogawa Electric Corporation and Johnson Controls, Inc.) from October 1989 to September 1993.

     Kenneth H. Koch has been Vice President, General Counsel and Secretary since October 1993. Prior thereto, Mr. Koch was a partner with the law firm of Porter, Wright, Morris & Arthur.

     Leslie G. Jacobs has been Vice President, Human Resources since August 1993 and was Director of Human Resources from January 1990 to August 1993. Prior thereto, Mr. Jacobs was Director, Compensation and Employee Programs, of Rockwell International.

     Michael R. Elia has been Vice President and Controller since August 1998. Prior thereto, Mr. Elia was Chief Financial Officer of Jordan Telecommunication Products and from 1994 to 1997, he was Director of Strategic Planning for Fieldcrest Cannon, Inc. From 1983 to 1994, Mr. Elia held senior financial positions with Insilco's Technologies Segment.

     Thompson Dean has been the Managing Partner of DLJMB Inc. since November 1996. Prior thereto, Mr. Dean was a Managing Director of DLJMB Inc. (and its predecessor). Mr. Dean serves as a director of Commvault Inc., Von Hoffman Corporation, Manufacturers' Services Limited, Phase Metrics, Inc., and Arcade Holding Corporation.

     William F. Dawson, Jr. has been a Principal of DLJMB Inc. since August 1997. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto, Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a director of Von Hoffman Corporation and Thermadyne Holdings Corporation.

     David Y. Howe has been a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves as a director of Aetna Industries, Inc., American Italian Pasta Company, IPC Information Systems, Inc, and Pen-Tab Industries, Inc.

     Randall E. Curran has been a director, Chairman of the Board, President and Chief Executive Officer of Thermadyne LLC since May 1998. Mr. Curran has also served as a Director of Thermadyne Holdings since February 1994 and was elected Chairman of the Board and Chief Executive Officer of Thermadyne Holdings in February 1995, having previously served as President of Thermadyne Holdings since August 1994 and as Executive Vice President and Chief Operating Officer of Thermadyne Holdings since February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of Thermadyne Holdings and/or its predecessors. Prior to 1986, Mr. Curran held various executive positions with Cooper Industries, Inc.

     Keith Palumbo has been a Vice President of DLJMB Inc. since December 1997. Prior thereto, Mr. Palumbo was an Associate in DLJ's investment banking group.

     John F. Fort III served as Chairman of the Board of the Directors of Tyco International, Inc. from 1982 to December 1992, and as Chief Executive Officer from 1982 to June 1992. Mr. Fort serves as a director of Tyco International, Inc., Dover Corporation and Roper Industries.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 28, 1999 by (i) any person or group who beneficially owns more than five percent of our common stock, (ii) each of our directors and executive officers and (iii) all directors and officers as a group.



                                                    Shares        Percentage of
Name and Address of Beneficial Owner:            Beneficially      Outstanding
-------------------------------------            -------------     -------------
DLJ Merchant Banking Partners II, L.P.
 and related investors(1)(2)................      1,043,584            70.8%
399 Venture Partners, Inc.(3)...............        266,666            19.3
Thompson Dean(4)............................             --             --
William F. Dawson, Jr.(4)...................             --             --
Keith Palumbo(4)............................             --             --
David Y. Howe(5)............................             --             --
Randall E. Curran...........................             --             --
John F. Fort III............................             --             --
Robert L. Smialek...........................         21,354             1.5%
Kenneth H. Koch.............................            300              *
David A. Kauer..............................             27              *
Leslie G. Jacobs............................             13              *
Michael R. Elia.............................             --             --

All directors and officers as a group
(9 persons)(5)(6)...........................         21,694             1.5%


-------------------
*    less than 1%.

(1) Includes 65,603 shares of our common stock issued following exercise on March 12, 1999 of the DLJMB Warrants issued in connection with the PIK Preferred Stock. Also includes 22,425 shares of our common stock issued following exercise on March 12, 1999 of warrants, which were issued as part of our units, each unit consisting of $1,000 principal amount of our 14% Senior Discount Notes due 2008 and one warrant to purchase 0.325 of a share of our common stock at an exercise price of $0.01 per share, purchased by DLJ Investment Partners, L.P., DLJ ESC II, L.P. and DLJ Investment Funding, Inc. See "Summary - Recent Developments - The Merger" and "- The Merger Financing."

(2)  Consists of shares held directly by the following investors related to
     DLJMB: DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMBPIIA"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified A"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), UK Investment Plan 1997 Partners ("UK Partners"), a Delaware partnership, DLJ First ESC L.P., a Delaware limited partnership ("DLJ First ESC"), and DLJ ESC II, L.P., a Delaware limited partnership ("DLJ ESC II"). See "Certain Relationships and Related Transactions" and "Plan of Distribution." The address of each of DLJMB, Diversified, Funding, DLJMBPIIA, Diversified A, Millennium, Millennium A, DLJ First ESC, DLJ ESC II and EAB is 277 Park Avenue, New York, New York 10172. The address of Offshore is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles. The address of UK Partners is 2121 Avenue of the Stars, Fox Plaza, Suite 3000, Los Angeles, California 90067.

(3) The address of 399 Venture Partners, Inc. is 399 Park Avenue, New York, New York, 10022-4614.

(4) Messrs. Dean, Dawson and Palumbo are officers of DLJMB Inc., an affiliate of DLJMB and DLJSC. The business address of Messrs. Dean, Dawson and Palumbo is DLJMB Inc., 277 Park Avenue, New York, New York 10172. Share data shown for such individuals excludes shares shown as held by the DLJMB Funds, as to which such individuals disclaim beneficial ownership.

(5) Mr. Howe is an officer of Citicorp Venture Capital, Ltd., an affiliate of 399 Venture Partners, Inc. The business address of Mr. Howe is 399 Park Avenue, New York, NY 10022-4614. Share data shown for Mr. Howe excludes shares shown as held by 399 Venture Partners, Inc., as to which Mr. Howe disclaims beneficial ownership.

                     WARRANTHOLDERS AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of the date hereof, with respect to the number of warrants and shares of common stock and PIK Preferred Stock owned by each of the warrantholders and the selling stockholders, and as adjusted to give effect to the sale of all of the offered securities. The offered securities are being registered to permit public secondary trading of the offered securities, and the warrantholders and the selling stockholders may offer the offered securities for resale from time to time. See "Plan of Distribution."

     We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the offered securities from time to time, pursuant to Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of such methods of sale, and have agreed to use our best efforts to keep such registration statement effective (i) in the case of the existing 63,692 shares of common stock, until August 17, 1999 (except as such date may be extended under certain circumstances as set forth in the Registration Rights Agreement) and (ii) in the case of the warrants and shares of common stock that may be received upon exercise of warrants, until the later of (A) the second anniversary of the effective date of the Registration Statement and (B) the earlier of (i) August 15, 2008, and (ii) the first date on which all warrants have been exercised by the holders thereof.

     The offered securities offered by this prospectus may be offered from time to time by the persons or entities named below:

                                                        Type and Number of
                                                            Warrants                                   Ownership
                                                      Owned Prior to Offering                      After Offering(1)(2)
                                                      -----------------------                      --------------------
                                       Number of                                 Number of
                                       Shares of                               Shares of PIK
                                        Common                    Number of      Preferred          Number of
                                      Stock Owned    Type and      Shares       Stock Owned         Shares of
       Name and Address of             Prior to      Number of   Issuable Upon    Prior to           Common
             Holders                   Offering      Warrants     Exercise        Offering            Stock       Percent
                                       --------      --------     --------        --------            -----       -------

DLJ Merchant Banking
 Partners II, L.P.
277 Park Avenue
New York, NY 10172(3).............      643,254           --               --       881,895            643,254      43.02%

DLJ Merchant Banking
 Partners II-A, L.P.
277 Park Avenue
New York, NY 10172(3).............      25,618            --               --        35,121            25,618        1.71%

DLJ Offshore Partners II, C.V.
John B. Gorsiraweg 14
Willemstad, Curacao
Netherlands Antilles (3)..........      31,632            --               --        43,367            31,632        2.12%

DLJ Diversified Partners, L.P.
277 Park Avenue
New York, NY 10172(3).............      37,607            --               --        51,560            37,607        2.52%

DLJ Diversified Partners-A, L.P.
277 Park Avenue
New York, NY 10172(3).............      13,966            --               --        19,147            13,966            *



DLJMB Funding II, Inc.
277 Park Avenue
New York, NY 10172(3).............      114,206           --               --       156,577            114,206       7.64%

DLJ Millennium Partners, L.P.
277 Park Avenue
New York, NY 10172(3).............      10,401            --               --        14,259            10,401            *

DLJ Millennium Partners-A, L.P.
277 Park Avenue
New York, NY 10172(3).............       2,028            --               --         2,781             2,028            *

DLJ EAB Partners, L.P.
277 Park Avenue
New York, NY 10172(3).............       2,889            --               --         3,960             2,889            *

UK Investment Plan
 1997 Partners
2121 Avenue of the Stars
Fox Plaza
Suite 3000
Los Angeles, CA 90067(3)..........      17,019            --               --        23,333            17,019        1.13%

DLJ First ESC L.P.
277 Park Avenue
New York, NY 10172(3).............       1,238            --               --         1,697             1,238            *

DLJ Investment Partners, L.P.
277 Park Avenue
New York, NY 10172(3).............      18,121            --               --            --            18,121        1.21%




DLJ ESC II, L.P.
277 Park Avenue
New York, NY 10172(3).............      123,023           --               --       166,303            123,023       8.23%

DLJ Investment Funding, Inc.
277 Park Avenue
New York, NY 10172(3).............       2,582            --               --            --             2,582            *

Water Street Corporate
 Recovery Fund I, L.P.
85 Broad Street
New York, NY 10004(4).............      63,692            --               --            --              --          4.26%

Equitable Life Assurance of the
 U.S. Life Non Par
c/o Alliance Capital
 Management, L.P.
1345 Avenue of the Americas                             6,400
New York, NY 10105(3).............        --           Warrants         2,080            --              --             --

Equitable Life Assurance of the
 U.S. ELA High Income
c/o Alliance Capital
 Management, L.P.
1345 Avenue of the Americas                             8,600
New York, NY 10105(3).............        --           Warrants         2,795            --              --             --

Ares Leveraged Investment Fund,
 L.P.
c/o Ares Capital Management
1999 Avenue of the Stars
Suite 1900                                              20,000
Los Angeles, CA 90067.............        --           Warrants         6,500            --              --             --

Caravelle Investment Fund, L.L.C.
c/o Caravelle Advisors
425 Lexington Avenue
22nd Floor
New York, NY 10017................                      13,500
                                          --           Warrants         4,387            --              --             --

Muico & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                               18,610
Boston, MA 02109..................        --           Warrants         6,048            --              --             --

Bost & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                               1,540
Boston, MA 02109..................        --           Warrants           500            --              --             --

Blazerhold & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                240
Boston, MA 02109..................        --           Warrants            78            --              --             --

Booth & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                110
Boston, MA 02109..................        --           Warrants            35            --              --             --



*  Less than 1%

(1) Based upon 1,472,487 shares of Common Stock outstanding on March 31, 1999 and 22,423 shares of Common Stock issuable upon exercise of the Warrants.

(2) Assumes the sale of all Existing Shares, shares of PIK Preferred Stockand Warrants or shares of Common Stock received upon the exercise thereof.

(3) Excludes securities held by other investors related to DLJMB (which may be deemed to be beneficially owned by the named entity).

(4) Represents shares of Common Stock beneficially owned by Water Street Corporate Recovery Fund I, L.P. ("Water Street"). Goldman, Sachs & Co. ("Goldman Sachs") is the general partner of Water Street and thus may be deemed to be the beneficial owner of shares beneficially owned by Water Street. Goldman Sachs is, directly or indirectly, wholly-owned by The Goldman Sachs Group, Inc. (successor to The Goldman Sachs Group, L.P. by merger of The Goldman Sachs Group, L.P. with and into The Goldman Sachs Group, Inc.) ("GS Group"). The address of Goldman Sachs and GS Group is 85 Broad Street, New York, New York 10004. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares owned by Water Street to the extent interests in Water Street are owned by persons other than GS Group and its affiliates. Includes 11 shares of Common Stock owned by GS Group as of the date of this Prospectus and 720 shares of Common Stock held by current or former partners or employees of Goldman Sachs as of the date of this Prospectus.

                             DESCRIPTION OF WARRANTS
Warrants

     The warrants were issued pursuant to a Warrant Agreement between Silkworm and National City Bank, as Warrant Agent. Upon consummation of the Mergers, Holdings succeeded to the obligations of Silkworm with respect to the warrants and the warrants, by their terms, became exercisable for an equal number of shares of Common Stock. The following summary of the material provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, including the definitions therein of certain terms used below, a copy of which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.

     Each warrant, when exercised, will entitle the holder thereof to receive
0.325 of a fully paid and non-assessable share of common stock (the "Warrant Shares"), at an exercise price of $0.01 per share. The exercise price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. The warrants are exercisable at any time and, unless exercised, will automatically expire on August 15, 2008 (the "Expiration Date").

     The warrants may be exercised by surrendering to the Company the warrant certificate, evidencing the warrants to be exercised, with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election (i) in cash in United States dollars by wire transfer or by certified or official bank check to the order of the Company or (ii) without a cash payment being required, for such number of Warrant Shares equal to the product of (A) the number of Warrant Shares for which such warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (B) the Cashless Exercise Ratio. The Cashless Exercise Ratio shall equal a fraction the numerator of which is the Market Value (as defined in the Warrant Agreement) per share of Common Stock on the date of exercise minus the exercise price per share as of the date of exercise and the denominator of which is the Market Value per share on the date of exercise. Upon surrender of the warrant certificate and payment of the exercise price, the Company will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole Warrant Shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants for cash so long as the Registration Statement is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants, or other persons to whom it is proposed that Warrant Shares be issued on exercise of the warrants, reside.

     No fractional Warrant Shares will be issued upon exercise of the warrants. The Company will pay to the holder of a warrant at the time of exercise an amount in cash equal to the current market value of any such fractional Warrant Shares less a corresponding fraction of the exercise price.

     The holder of the warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The holders of the warrants will not be entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court could determine that unexercised warrants are executory contracts, and therefore subject to rejection by the Company with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

     In the event of a taxable distribution to holders of Common Stock that results in an adjustment to the number of Warrant Shares or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

     Adjustments

     The number of Warrant Shares purchasable upon exercise of warrants and the exercise price will be subject to adjustment, subject to certain exceptions, in certain events including:

     o the payment by the Company in Common Stock of dividends and other distributions on the Common Stock;

     o    subdivisions, combinations and reclassification of the Common Stock;

     o the issuance to all holders of Common Stock of certain rights, options or warrants entitling them to subscribe for Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock at a price which is less than the Fair Value per share (as defined) of Common Stock;

     o certain distributions to all holders of Common Stock of any of the Company's assets, debt securities, other securities or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above);

     o the issuance of shares of Common Stock for consideration per share less than the then Fair Value per share of Common Stock (excluding securities issued in transactions referred to in clauses (i) through
          (iv) above and certain other issuances);

     o the issuance of securities convertible into or exchangeable for Common Stock for a conversion or exchange price plus consideration received upon issuance less than the then Fair Value per share of Common Stock (excluding securities issued in transactions referred to in clauses
          (i) through (iv) above); and

     o certain other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants. Adjustments to the exercise price per share will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if warrant holders are to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

     "Fair Value" per security at any date of determination shall be (1) in connection with a sale to a party that is not an Affiliate (as defined) of the Company in an arm's-length transaction (a "Non-Affiliate Sale"), the price per security at which such security is sold and (2) in connection with any sale to an Affiliate of the Company, (a) the last price per security at which such security was sold in a Non-Affiliate Sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by (x) a majority of the Board of Directors of the Company, including a majority of the Disinterested Directors, and approved in a board resolution delivered to the Warrant Agent or
(y) a nationally recognized investment banking, appraisal or valuation firm, which is not an Affiliate of the Company, in each case, taking into account, among all other factors deemed relevant by the Board of Directors of the Company or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded. Notwithstanding the foregoing, any sale to DLJSC (or any successor thereto) pursuant to an underwritten public offering registered under the Securities Act shall be deemed to be and treated as a Non- Affiliate Sale.

     "Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the Fair Value thereof, each member of the Board of Directors of the Company who is not an officer, employee, director or other Affiliate of the party to whom the Company is proposing to issue the securities giving rise to such determination.

     No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price, provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

     In the case of certain consolidations or mergers of the Company, or the sale of all or substantially all of the assets of the Company to another corporation, (i) each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto and
(ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale shall have been made will assume the obligations of the Company under the Warrant Agreement.

     Reservation of Shares

     The Company will at all times reserve and keep available such number of shares of Common Stock as will be issuable upon the exercise of all outstanding warrants. Such shares of Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

     Amendment

     From time to time, the Company and the Warrant Agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the Warrant Agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by the Company or any of its Affiliates). The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of Warrant Shares purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

     Delivery and Form

     The warrants will be in the form of registered, certificated warrants.

                          DESCRIPTION OF CAPITAL STOCK

General

     The following is a summary of certain of the rights and privileges pertaining to the shares of our capital stock, including shares of our common stock issuable upon exercise of the warrants. Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.001 per share, of which 1,385,169 shares are outstanding (excluding 172,853 shares reserved for issuance for outstanding warrants, including the warrants offered by this prospectus) and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 1,400,000 shares are outstanding. See "--PIK Preferred Stock."

Common Stock

     Voting Rights. The holders of shares are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares can, if they choose to do so, elect the entire Board of Directors and determine most matters on which stockholders are entitled to vote.

     Dividend Rights. Subject to the preferential rights of holders of outstanding shares of preferred stock, holders of shares are entitled to share equally in all dividends declared on shares of common stock, whether payable in cash, property or securities of our company.

     Liquidation Rights; Other Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of Shares are entitled to share equally in the assets available for distribution after payment of liabilities, subject to the rights of the holders of outstanding shares of preferred stock. Holders of shares have no conversion, redemption or preemptive rights.

Transfer Agent and Registrar

     The transfer agent and registrar for the our common stock is National City Bank, Cleveland, Ohio.

PIK Preferred Stock

     Our Board of Directors has authorized the designation of 3,000,000 shares of 15% Senior Exchangeable Preferred Stock Due 2010 ("PIK Preferred Stock"), par value $0.001 per share. Each share of PIK Preferred Stock accretes cumulative, quarterly dividends at a compound rate of 15% per annum. Prior to August 1, 2003, dividends on the PIK Preferred Stock are payable in additional shares of PIK Preferred Stock. After August 1, 2003, dividends are payable in cash. Shares of PIK Preferred Stock have a liquidation preference equal to the sum of $25 plus, subject to certain conditions, accreted dividends. Shares of PIK Preferred Stock are non-voting, except as otherwise provided by law or by agreement. The PIK Preferred Stock is subject to redemption at the option of Holdings at any time, at 115.00% of liquidation preference prior to August 1, 2003, at 107.50% of liquidation preference from August 1, 2003 to July 31, 2004, at 105.00% of liquidation preference from August 1, 2004 to July 31, 2005, at 102.50% of liquidation preference from August 1, 2005 to July 31, 2006, and at 100.00% of liquidation preference thereafter. On August 1, 2010, the PIK Preferred Stock will be subject to mandatory redemption by Holdings. Upon the occurrence of a Change of Control, each holder of PIK Preferred Stock will have the right to require Holdings to repurchase all or any part of such holder's PIK Preferred Stock at an offer price in cash equal to 101% of the liquidation preference thereof. Holdings may at any time but subject to certain conditions exchange all outstanding shares of PIK Preferred Stock for 15% Subordinated Exchange Debentures due 2010 (the "Exchange Debentures"). The Exchange Debentures will rank senior to all other subordinated debt (but junior to our 14% Senior Discount Notes due 2008 and our guarantee of Insilco's obligations under its credit facility), preferred stock and common equity of Holdings.

Warrants

     In addition to the warrants offered hereby, we issued warrants to purchase 62,400 shares of our common stock at a purchase price of $0.001 per share as part of units with Insilco's 12% Senior Subordinated Notes due 2007 issued November 2, 1998. In connection with the offering of the 12% units, we granted to the holders thereof certain registration rights related thereto.

Other Stockholder Arrangements

     In connection with the DLJMB equity investment, we and the DLJMB Funds entered into an Investors' Agreement (the "Investors' Agreement") granting the DLJMB Funds the right to demand registration of any of our common stock and warrants acquired in the DLJMB equity investment or thereafter issued by us in respect of such our common stock or warrants by way of conversion, exchange, stock dividend, split or combination, recapitalization, merger, consolidation, other reorganization or otherwise (the "Investors' Registrable Securities"). Under the Investors' Agreement, DLJMB (on behalf of the DLJMB Funds) is entitled to require that we register some or all of the Investors' Registrable Securities for a period of up to 180 days (or such lesser period as is necessary to complete such offering) (an "Investors' Demand Registration"). The DLJMB Funds are in the aggregate limited to four such Investors' Demand Registrations. In addition, pursuant to the terms of the Investors' Agreement, if we proposes to file a registration statement under the Securities Act with respect to any offering of (or including) our common stock or warrants (other than certain registrations relating to our common stock or warrants issued in certain business combinations or pursuant to certain employee benefit plans), then we will provide, subject to certain limitations, the DLJMB Funds an opportunity to register their Investors' Registrable Securities of the same type as are proposed to be registered on the same terms and conditions (an "Investors' Piggyback Registration").

     In connection with any Investors' Demand Registration or Investors' Piggyback Registration, we will be responsible for all expenses incurred in connection with such registration other than underwriting fees, discounts or commissions that may be payable in connection with the sale of Investors' Registrable Securities. In addition, we will indemnify the DLJMB Funds and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments such indemnitee may be required to make in respect thereof.

     CVC is also a party to the Investors' Agreement. Under the Investor's Agreement, CVC has the right to participate pro rata in any sale by the DLJMB Funds of their our common stock above a threshold amount, and the DLJMB Funds have the right to require CVC to participate pro rata in certain sales by the DLJMB Funds of their our common stock. The Investors' Agreement also grants CVC the right to participate in any demand registration made by the DLJMB Funds, on a pro rata basis, and certain pre-emptive and other rights.

     We have agreed to take such actions as may be necessary to permit the DLJMB Funds to resell their shares of PIK Preferred Stock pursuant to Rule 144A under the Securities Act, including, without limitation, preparing an offering memorandum and entering into customary purchase agreements and registration rights agreements.

     The foregoing summarizes certain provisions of the Investors' Agreement, but is not complete and is subject to, and qualified by reference to, the rest of the Investors' Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Holdings and Water Street entered into a registration rights agreement granting Water Street, among other things, the right to demand registration of the our common stock retained by Water Street in the Merger or thereafter issued by Holdings in respect of such our common stock by way of conversion, exchange, stock dividend, split or combination, recapitalization, merger, consolidation, other reorganization or otherwise (the "Registrable Securities").

     Under the registration rights agreement, Water Street is entitled to require that we register some or all of the Registrable Securities for a period of up to 180 days (or such lesser period as is necessary to complete such offering) (a "Demand Registration"). Water Street is limited to one such Demand Registration, which it may exercise at any time from the date commencing six months after the Mergers and continuing through the first anniversary thereof. In addition, pursuant to the terms of the registration rights agreement, for the period commencing six months after the Mergers and continuing through the first anniversary of the Mergers, if we propose to file a registration statement under the Securities Act with respect to any offering of (or including) our common stock (other than certain registrations relating to our common stock issued in certain business combinations or pursuant to certain employee benefit plans), then we will provide Water Street an opportunity to register its Registrable Securities on the same terms and conditions (a "Piggyback Registration"). To the extent any affiliates of Water Street may hold or acquire our common stock, such affiliates will be permitted to participate in any registration contemplated by the registration rights agreement on the same terms as Water Street.

     In connection with any Demand Registration or Piggyback Registration, we will be responsible for all expenses incurred in connection with such registration, except that Water Street (or such other participating holders, if any) will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Registrable Securities. In addition, we will indemnify Water Street and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments Water Street may be required to make in respect thereof. The registration rights agreement terminates, except with respect to rights to indemnification, upon the earliest to occur of the sale of all of the Registrable Securities, the first anniversary of the Mergers and the mutual consent of the parties.

     The foregoing summarizes the material provisions of the registration rights agreement, but is not complete and is subject to, and qualified in its entirety by reference to, the rest of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Section 203 of Delaware General Corporation Law

     Holdings is a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions, such as transactions effected with the approval of the Board of Directors or of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder.

                              PLAN OF DISTRIBUTION

     We will receive no proceeds from this offering, other than in connection with the exercise of warrants. The offered securities offered hereby may be sold by the warrantholders and the selling stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The warrantholders and selling stockholders may effect such transactions by selling the offered securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the warrantholders and the selling stockholders and/or the purchasers of the offered securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the offered securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the warrants and the our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The warrantholders and the selling stockholders and any broker-dealers or agents that participate with the warrantholders and the selling stockholders in the distribution of the offered securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the offered securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Each warrantholder and selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the our common stock by the warrantholders and the selling stockholders.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the offered securities offered hereby are being passed upon for us by Davis Polk & Wardwell, New York, New York.


                                     EXPERTS

     The financial statements of Holdings as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Offered Securities being registered. All of the amounts shown are estimates, except for the registration fee.

         Registration fee........................................ $ 26,298
         Legal fees and expenses................................. $ 25,000
         Accounting fees and expenses............................ $  5,000
         Other................................................... $    202
                                                                  --------
              Total.............................................. $ 56,500
                                                                  ========


ITEM 15.       INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Article Seventeen of the Company's Certificate of Incorporation provides for full indemnification of its officers, directors, employees and agents to the extent permitted by Delaware law.

     The Company provides insurance from commercial carriers against certain liabilities incurred by the directors and officers of the Company.

ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibits.



   Exhibit
   Number
   -------
    2.1 Agreement and Plan of Merger, dated as of March 24, 1998, among Insilco, INR Holding Co., and Silkworm Acquisition Corporation (incorporated by reference to Exhibit 10(n) to the Registration Statement on Form S-4 (File No. 333-51145) of Insilco).

    2.2 Amendment No. 1 to the Agreement and Plan of Merger, dated June 8, 1998, among Insilco, INR Holding Co. and Silkworm Acquisition Corporation (incorporated by reference Exhibit 10(r) to the Registration Statement on Form S-4 (File No. 333-51145) of Insilco).

    4.1 Warrant Agreement dated as of August 17, 1998 between Silkworm Acquisition Corporation and National City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-65039) of the Company).

    4.2 Assumption Agreement dated as of August 17, 1998 between Insilco Holding Co. and National City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-65039) of the Company).

    4.3 Certificate of Designation with respect to Pay-in-kind 15% Senior Exchangeable Preferred Stock due 2010 (incorporated by reference to
           Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-65039) of the Company).

    4.4 Investors' Agreement, dated as of August 17, 1998, among Insilco Holding Co. and the investors named therein (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-1 (File No. 333-65039) of the Company).

    4.5 Indenture, dated as of August 17, 1998 between Silkworm Acquisition Corporation and the Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 (File No. 333- 65039) of the Company).

    4.6 First Supplemental Indenture, dated as of August 17, 1998 between Insilco Holding Co. and the Trustee (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1 (File No. 333-65039) of the Company).

    4.7** Registration Rights Agreement dated as of August 17, 1998 between Water Street Corporate Recovery Fund I, L.P. and the Company.

    5.1** Opinion of Davis Polk & Wardwell with respect to the Offered Securities being registered. 10.1 Insilco Holding Co. Direct Investment Program (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61809)).

    10.2   Insilco Holding Co. Stock Option Plan (incorporated by reference to
           Exhibit 4(d) to the Registration Statement on Form S-8 (File No. 333-61809)).

    10.3 Insilco Holding Co. and Insilco Corporation Equity Unit Plan (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61811)).

    13.1 Annual Report on Form 10-K/A for the period ended December 31, 1998 filed with the SEC on April 30, 1999 (SEC File Number 000-24813).

    13.2 Quartely Report on Form 10-Q for the period ended March 31, 1999 filed with the SEC on May 17, 1999 (SEC File Number 000-24813).

    15.1*  Letter of KPMG LLP regarding unaudited interim financial information.

    23.1** Consent of Davis Polk & Wardwell (contained in their opinion filed as
           Exhibit 5.1).

    23.2*  Consent of KPMG LLP.

    24.1* Power of Attorney (Included in Part II of this Registration Statement under the caption "Signatures").

-------------------
* Filed herewith

** Previously filed

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 2nd day of June, 1999.

                                                     INSILCO HOLDING CO.

                                                     By:  /s/ ROBERT L. SMIALEK
                                                         -----------------------
                                                          Chairman and Chief
                                                          Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert L. Smialek, David A. Kauer and Kenneth H. Koch, or each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and related registration statements (or amendments thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                                         Title                               Date
              ---------                                         -----                               ----
                       *                  Chairman and Chief Executive Officer (Principal       June 2, 1999
--------------------------------------    Executive Officer)
          Robert L. Smialek

                       *                  Vice President and Chief Financial Officer            June 2, 1999
--------------------------------------    (Principal Financial Officer)
            David A. Kauer

                       *                  Vice President and Comprtoller                        June 2, 1999
--------------------------------------    (Principal Accounting Officer)
           Michael R. Elia

                       *                                                                        June 2, 1999
--------------------------------------    Director
          William F. Dawson

                       *                                                                        June 2, 1999
--------------------------------------    Director
            Thompson Dean

                       *                                                                        June 2, 1999
--------------------------------------    Director
            David Y. Howe


                                      II-4


--------------------------------------    Director
          Randall E. Curran


--------------------------------------    Director
            Keith Palumbo


--------------------------------------    Director
           John F. Fort III



*By: /s/ David A Kauer
    ---------------------------------
    David A. Kauer, Attorney-in-fact,
    pursuant to powers of attorney
    previously filed as part of this
    registration statement